UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of June 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris, June 16, 2006 – In response to market rumors, Veolia Environnement confirmed today that it is considering the possibility of an alliance with Vinci. Such an operation with Vinci, a company that Veolia knows well, could only take place on a friendly basis and with the support of the boards of directors of both companies. It would take the form of a share exchange offer.

Veolia Environnement reiterates its strategy of business development in long-term service contracts with recurring cash flows and strong growth potential, driven by demographic growth, urban concentration and heightened environmental standards throughout the world.

Building the global leader in the urban environment and regional development

If this alliance between the global leader in environmental solutions and the global leader in construction and concessions were to go ahead, it would lead to the emergence of the global leader in the urban environment and regional development.

Greater prospects for growth in an expanding market

The new company would be ideally positioned to benefit from the strong growth in the markets for environmental services and infrastructure, particularly in view of the increasing importance of public-private partnerships. The total value of such contracts in Europe could be as high as €150 billion over the next five years.

The new company would also benefit from the recognized strengths of Veolia Environnement and Vinci, in sustainable development and infrastructure construction, operating and maintenance. It would thus be present along the whole value chain of infrastructure projects, from design to operation.

It is clear today that the two companies’ businesses and strategies are fast converging and that their skills, from design and construction to operation and service, fit well together.

The new company would generate annual revenue of nearly €50 billion, have nearly 400 000 employees and substantial competitive advantages:

  Recurrent cash flow that could be used to invest in the numerous opportunitiesof the fast growing urban environment and regional development markets;
  The combination of recognized skills together with a unified approach to public sector and industrial clients would offer an unprecedented range of multi-service solutions;
  A unique geographic presence from which to accelerate its international development in each of its business.

A value-creating transaction

This transaction would create value through faster growth as well as cost and revenue synergies that could add as much as €700 million annually to EBITDA after three years.

This project can only come to fruition on the basis of detailed and friendly discussions with Vinci. If the alliance were not to go ahead, Veolia would continue to implement its ambitious development plans, as previously announced and initiated some years ago.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel